UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

     Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Celanese AG
(Name of Subject Company (issuer))

Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
BCP Luxembourg Holdings S.àr.l.
BCP Crystal Acquisition GmbH & Co. KG
(Names of Filing Persons (Offerors))

Ordinary Shares, no par value
(Title of Class of Securities)

D1497A101
(CUSIP Number of Class of Securities)

Chinh Chu
BCP Crystal Acquisition GmbH & Co. KG
c/o The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154
(212) 583-5000

Copy to:
William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation	Amount of filing fee

Not applicable	Not applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

The following is an English translation of technical instructions provided on behalf of BCP Crystal Acquisition GmbH & Co. KG to German depositary banks regarding the proposed tender offer for all registered ordinary shares of Celanese AG. The attached was first provided electronically on January 23, 2004 and was provided in the German language only. This English translation is provided solely for purposes of filing with the Securities and Exchange Commission.

Announced Voluntary Public Takeover Offer
for
all outstanding shares of Celanese AG

Preliminary Information

Celanese AG Shares WKN 575 300
ISIN DE0005753008

BCP Crystal Acquisition GmbH & Co KG, a German limited partnership controlled by a group of investment funds advised by The Blackstone Group, has on December 16, 2003 announced its intention to make an offer for all outstanding registered ordinary shares of Celanese AG by way of a Voluntary Public Takeover Offer for Euro 32.50 per share. The offer is subject to both German and US law.

Subject to the approval of the publication of the offer document by the Federal Agency for Financial Services Supervision (BaFin) the tender period for the offer of BCP Crystal Acquisition GmbH & Co KG is expected to commence in either calendar week 5 or 6. Further details regarding the commencement date as well as the execution of the tender offer will be communicated at a later stage via an additional WM notice. All relevant announcements and declarations in connection with the offer will be published in the Börsenzeitung or, for days on which the Börsenzeitung is not published, in the FAZ, as well as in the internet (http://www.tbg-cag.de).

Deutsche Bank AG – via its subsidiary e.t.b. european transaction bank ag, Frankfurt am Main – will act as central settlement agent for this transaction for all Celanese shares with the above mentioned WKN / ISIN code that are held in custody with Clearstream Banking AG in Germany. All announcements regarding the offer for Celanese shares that are of relevance for the depositary banks for the technical execution will be made via WM notices.

Announcements regarding the technical execution of the offer for Celanese shares that are held in custody in the US (CUSIP D1497A101) will be made separately via common channels of information in the US.

The depositary banks are asked to take notice of the following issues in preparation for the transaction:

Request of information materials to be mailed to shareholders of Celanese AG

Pursuant to US tender offer rules, either BCP Crystal Acquisition GmbH & Co KG, as bidder, or Celanese AG, at the request of the bidder, will, when the offer is commenced, have to mail the offer document directly to the shareholders of Celanese AG based on Celanese AG’s share register.

The depositary banks are asked to distribute in parallel the summary of the offer contained in the offer document to clients of the depositary banks, together with the necessary information to accept the offer and a tender form at the beginning of the acceptance period to all Celanese shareholders resident in Germany. For distribution to shareholders, German as well as English versions of the summary of the offer are available. German and English versions of the offer document are also available for distribution if desired.

Details regarding the mailing of information to shareholders outside of Germany will be distributed separately in a later WM notice.

The depositary banks are asked to request by Wednesday, January 28, at the latest, the respective quantities of the available information materials from Bowne Frankfurt GmbH (Phone 0800 222 5269) by fax under the fax number 06134 283599.

To simplify the ordering process for the above mentioned materials, an order form is available as of Friday, January 23, 2004 via fax polling under the number 06134 283588 or the internet under http://www.mail-versand.de/bestellung. In case of fax polling, the depositary banks are asked to ensure that the polling function of their fax machine is not blocked.

          Frankfurt, January 22, 2004

          BCP Crystal Acquisition GmbH & Co KG

The information in this document is neither an offer to purchase nor a solicitation of an offer to sell securities of Celanese AG. At the time the takeover offer is commenced, BCP Crystal Acquisition GmbH & Co. KG will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the takeover offer. Investors and Celanese AG shareholders are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by BCP Crystal Acquisition GmbH & Co. KG with the SEC when they become available because they will contain important information. Investors will be able to receive these documents, when they become available, free of charge at the SEC’s web site, www.sec.gov, or from BCP Crystal Acquisition GmbH & Co. KG at the web site www.tbg-cag.de.